Exhibit 99.1

STAK Inc. Discloses Initial Progress in Gas-Powered Generator Business

CHANGZHOU, China, November 5, 2026 /PRNewswire/ — STAK Inc. (the “Company”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced that its second-tier subsidiary, STAK Industry Energy Ltd., has entered into a non-binding letter of intent (the “LOI”) regarding the potential procurement of gas-powered generators. The LOI represents an initial development in the Company’s recent expansion into the gas-powered generator business.

The indicative value of the initial proposed procurement under the LOI is in the hundreds of thousands of U.S. dollars, with additional potential procurements contemplated in subsequent phases totaling millions of U.S. dollars, excluding the initial procurement amount. These indicative amounts are calculated on an ex-works (EXW) basis and exclude transportation, insurance, on-site installation, and other ancillary costs, which would be quoted separately. The proposed amounts are preliminary and non-binding and do not constitute confirmed orders, minimum purchase commitments, or revenue forecasts.

The proposed subsequent procurements are contingent upon the successful delivery and final acceptance of the initial batch of equipment. Each subsequent batch would require a separate formal purchase contract between the relevant parties. Acceptance of the initial batch would not automatically obligate the potential buyer to proceed with any subsequent purchases. Final transaction values, pricing, and execution arrangements would be subject to further negotiations and the execution of applicable purchase contracts.

For clarity, the proposed procurements contemplated under the LOI are non-binding and do not constitute formal purchase orders or create any obligation on the part of the potential buyer to purchase, or the Company to supply any equipment. Any actual procurement would be subject to the execution of a definitive purchase contract. While certain ancillary provisions of the LOI are binding as of its effective date, such provisions do not constitute a purchase commitment.

The Company cannot assure that the relevant parties will enter into formal purchase contracts, that any proposed transactions will be completed, or that any revenue will ultimately be generated. Accordingly, receipt of the LOI does not constitute a completed sale or provide a basis for revenue recognition. Any potential transaction remains subject to agreement on final commercial terms and satisfaction of applicable technical, certification, and other requirements.

To protect commercially sensitive information, the Company is not disclosing the identity of the potential buyer or specific commercial and technical terms beyond the indicative procurement amounts described above. The Company will provide further updates and disclosures as appropriate and in accordance with applicable laws and stock exchange regulations.

Incorporated in Texas, the United States, in September 2026, STAK Industry Energy Ltd. is wholly owned by STAK Vision Energy Inc., a joint venture in which STAK Vision Ltd., a wholly owned subsidiary of STAK, holds a 60% equity interest.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (the “Commission”).

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com